UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

REBUTTAL LETTER TO ISS

To: Institutional Shareholder Services-ISS

Attn: iss_research-latin-america@issgovernance.com; br-research@issgovernance.com Renata Schmitt, renata.schmitt@issgovernance.com

Ana Luiza Farias, analuiza.farias@issgovernance.com Matthew Shager, matthew.schafer@issgovernance.com Diana de Leon, diana.deleon@issgovernance.com

Subject: Annual General Meeting - Initial Response to ISS Proxy Analysis and Voting Recommendation on Sendas Distribuidora S.A. released on April 10th, 2024

Dear ISS representatives,

We appreciate your careful analysis of our Annual General Meeting proposal presented on your recommendation report that came to our attention last April, 10.

We are writing to ISS to provide our comments and response to your analysis and recommendation to shareholders regarding “Proposal 3: Approve Remuneration of Company's Management” in your proxy report. For more information, our Management Proposal and Shareholders’ Attendance Manual (proxy statement) can be found online here and our proxy supplemental presentation can be found here and the video can be accessed here.

In summary, ISS recommends voting against “Proposal 3: Approve Remuneration of Company's Management” based on the following conclusions:

(i)	lack of disclosure regarding the highest remuneration paid to a non-executive director; and

(ii)	the global annual cap for the remuneration of Company’s management presented to shareholders at the Annual General Meeting does not (1) include the compensation under the Executive Partner Program, which is presented for shareholder approval at the Extraordinary General Meeting to be held on the same day and (2) the segregation of the Executive Partner Program’s compensation from the binding annual say-on-pay resolution appears to materially decrease shareholders' ability to hold the board accountable regarding such remuneration in the context of the company's overall compensation practices and is not consistent with existing market practices in Brazil.

We believe the current ISS Report merits a revised analysis and recommendation for the following reasons:

1.	Lack of Disclosure Regarding the Highest Remuneration Paid to a Non-Executive Director

The highest remuneration paid to a non-executive director was not disclosed under the assumption that none of the directors had a complete term of 12 months in 2023.

Our assumption was not correct, as indicated by ISS, therefore we have immediately rectified item 8.15 of the Reference Form and provided the highest (and also the lowest) remuneration paid to a non-executive director in 2023.

We have uploaded a rectified version of item 8.15 of the Reference Form, as Exhibit 4 to the Management Proposal and Shareholders’ Attendance Manual, in our website 1 and in CVM’s website2.

We reiterate our commitment to full disclosure and apologize for this specific item.

2.	The global annual cap for the remuneration of Company’s management presented to shareholders at the Annual General Meeting does not (1) include the compensation under the Executive Partner Program, which is presented for shareholder approval at the Extraordinary General Meeting to be held on the same day and (2) the segregation of the Executive Partner Program’s compensation from the binding annual say-on-pay resolution appears to materially decrease shareholders' ability to hold the board accountable regarding such remuneration in the context of the company's overall compensation practices and is not consistent with existing market practices in Brazil

Firstly, it is important to clarify that item 3 of the Annual General Meeting refers solely to the annual ordinary compensation cap proposed for 2024.

The Executive Partner Program, as an extraordinary compensation, will be submitted to shareholders at the Extraordinary General Meeting – not only the program, but also the extraordinary compensation cap required for its execution.

As permitted by Brazilian law, the shareholders will have the ability to vote separately on the (a) annual remuneration cap, at the Annual General Meeting, and (b) Executive Partner Program and its accounting provisions as a complementary cap to the annual cap, at the Extraordinary General Meeting.

Therefore, the merits of item 3 of the Annual General Meeting should be assessed by the shareholders as an independent item from the Executive Partner Program.

Please find below our responses to the concerns raised above:

(i)	Annual Cap is for the annual ordinary compensation. The annual cap to be approved at the Annual General Meeting refers solely to the ordinary compensation of the management, including the fixed portion, benefits, short-term and long-term incentives.

(ii)	It is not possible to foresee whether the Executive Partner Program will be approved or not. Including the Executive Partner Program’s provisions in the annual compensation cap, to be approved at the Annual General Meeting, would require shareholders to vote on the annual cap already considering the Executive Partner Program as approved, which is not the intention.

(iii)	Executive Partner Program is a unique and extraordinary compensation, to be granted and paid on top of the ordinary compensation. In order to have a clearer view on the impact of such extraordinary Plan, the accounting provisions were presented separated from the ordinary compensation.

(iv)	If approved, a specific compensation cap for the entire period of program will be considered. A specific complementary cap for the program is being presented, in line with Brazilian law and accounting rules, since the program consists of a one-time award and the maximum accounting provisions for the program should be approved by the shareholders at the same time.

1 (https://ri.assai.com.br/informacoes-financeiras/documentos-cvm/)

2 (https://www.rad.cvm.gov.br/ENET/frmConsultaExternaCVM.aspx?tipoconsulta=CVM&codigoCVM=25372)

(v)	The Board of Directors is accountable for the Executive Partner Program, in the context of the company's overall compensation practices. The plan is objective, auditable, measurable, transparent and construed with no room for any discretionary action from the Board.

(vi)	The segregation of the Executive Partner Program from the annual compensation cap does not limit the shareholders right to hold the Board accountable for the program, since:

a.	Compensation cap for the Executive Partner Program is subject to approval by shareholders. The total cap for the accounting provisions of the program is clearly and objectively presented in pages 66 to 68 of the proxy statement, and is being submitted to shareholders for evaluation and approval.
b.	Full disclosure to shareholders. There will be full visibility of the total accounting provision for the program each year in the Reference Form and in notes to the financial statements.
c.	Mandatory provisions. Once the program is approved, the Board has no interference in the accounting of the program’s provisions, as it will be mandatorily recorded during the vesting period pursuant to accounting rules, and limited to the specific compensation cap approved by shareholders.

We genuinely hope that this letter provides you with valuable information for your final voting recommendation. We have attentively listened to the concerns raised by shareholders before releasing the proposal and believe that we have addressed them on a forward-looking basis.

We remain at your disposal should you wish to discuss the matter further in a dedicated call or please email us with any of your questions.

Sincerely,

Sendas Distribuidora S.A.

REBUTTAL LETTER TO ISS

To: Institutional Shareholder Services-ISS

Attn: iss_research-latin-america@issgovernance.com; br- research@issgovernance.com

Renata Schmitt, renata.schmitt@issgovernance.com Ana Luiza Farias, analuiza.farias@issgovernance.com Matthew Shager, matthew.schafer@issgovernance.com Diana de Leon, diana.deleon@issgovernance.com

Subject: Extraordinary Shareholders Meeting - Initial Response to ISS Proxy Analysis and Voting Recommendation on Sendas Distribuidora S.A. released on April 10th, 2024

Dear ISS representatives,

We appreciate your careful analysis of our Extraordinary General Meeting proposal presented on your recommendation report that came to our attention last April, 10.

We are writing to ISS to provide our comments and response to your analysis and recommendation to shareholders regarding “Proposal 2: Approve (A) Executive Partner Plan and (B) Supplementary Overall Limit for the Remuneration of the Company's Management for the 2024 to 2031 Fiscal Years with the Purpose of Authorizing Expenses Related to the Executive Partner Plan” in your proxy report. For more information, our Management Proposal and Shareholders’ Attendance Manual (proxy statement) can be found online here and our proxy supplemental presentation can be found here and the video can be accessed here.

In summary, ISS recommends voting against “Proposal 2: Approve (A) Executive Partner Plan and (B) Supplementary Overall Limit for the Remuneration of the Company's Management for the 2024 to 2031 Fiscal Years with the Purpose of Authorizing Expenses Related to the Executive Partner Plan” based on the following conclusions:

(i)	The performance conditions do not appear sufficiently challenging; and

(ii)	The company has presented the approval of the Executive Partner Program outside its annual global remuneration cap. The company has failed to provide a compelling rationale for the approval of a supplementary remuneration limit that would maintain such compensation separate and excluded from the company's annual binding global remuneration cap, which negatively impacts shareholders' ability to hold the board accountable to such executive compensation on an annual basis and does not appear to be consistent with existing market practices in Brazil.

We believe the current ISS Report merits a revised analysis and recommendation for the following reasons:

1.	The performance conditions do not appear sufficiently challenging

Please find below our responses to the address the concern above:

(i)	EPS goal is based on Compound Annual Growth Rate (CAGR), with a trigger set above market benchmarks to ensure rigorous performance targets: It is essential to considerer the impact of the compounding nature of the proposed EPS metric. The minimum growth trigger translates to a cumulative real growth of 258% at the end of the 7-year vesting period, while the maximum trigger represents a remarkable 462% growth (source: external and independent consulting firm).

(ii)	Additionally, corroborating with our analysis, Itaú BBA bank published a sell- side report on March 27, 2024, after the Management Proposal and Shareholders’ Attendance Manual disclosure, considering the proposed minimum target of annual compounded EPS growth target of 20% + inflation as a challenging metric, as it surpasses the Bank estimates for the Company (+19%).

(iii)	When compared with competitors in Brazil, achieving an annual 20 percent compound growth, above the official inflation of the period (IPCA index), is a rigorous and challenging target. The CAGR factor significantly increases the challenge compared to non-compounded growth rates, demonstrating the program’s commitment to driving consistent and sustained performance.

(iv)	The cost of equity (KE) was calculated at a nominal KE of 14.9% and a real KE of 9.4%, less than half of the real return of 20% at the minimum threshold of the target in the study of the external and independent consulting firm that supported the Board to set the target of EPS compound growth of 20% + inflation.

(v)	The EPS metric was carefully selected after engaging with more than 44% of our shareholders, based on deep market analysis, assisted by a specialized consultancy firm. Among 22 listed companies selected in Brazil and abroad, only 6 had Real EPS CAGR above 20% per year in the last 7 years.

We selected some of the most traditional companies listed at B3, along with others that have shown significant evolution in their results during the 2017/2023 period.

Ticker	EPS Excl. Extr. 2016	EPS Excl. Extr. 2023	CAGR Nominal	Inflation	CAGR Real	Name	Market Value (R$ MM)
WEGE3	0.266	1.366	26.3%	4.9799%	20.3%	WEG S.A.	156,440.3
ITUB4	2.280	3.378	5.8%	4.9799%	0.8%	Itaú Unibanco Holding S.A.	310,383.2
BBDC4	1.674	1.339	-3.1%	4.9799%	-7.7%	Banco Bradesco S.A.	139,399.5
PETR4	-1.136	10.497	41.3%	4.9799%	34.6%	Petróleo Brasileiro S.A. - Petrobras	530,626.9
EGIE3	1.896	4.203	12.0%	4.9799%	6.7%	Engie Brasil Energia S.A.	33,453.0
ENEV3	-0.149	0.201	18.8%	4.9799%	13.2%	Eneva S.A.	19,957.3
EQTL3	0.717	1.673	12.9%	4.9799%	7.5%	Equatorial Energia S.A.	37,870.7
ENGI11	0.135	0.875	30.5%	4.9799%	24.3%	Energisa S.A.	26,434.9
TAEE11	2.502	2.638	0.8%	4.9799%	-4.0%	Transmissora Aliança de Energia Elétrica S.A.	12,057.5
CSAN3	0.659	-0.247	-186.9%	4.9799%	-182.8%	Cosan S.A.	31,355.3
PRIO3	0.368	5.411	46.8%	4.9799%	39.9%	Prio S.A.	37,305.5
B3SA3	0.270	0.725	15.2%	4.9799%	9.7%	B3 S.A. Brasil, Bolsa, Balcão	69,705.5
UNIP	2.133	7.491	19.7%	4.9799%	14.0%	Unipar Carbocloro S.A	69,705.5

The group of companies comparable to Assaí had their EPS evolution analyzed, with only Mercado Livre standing out during the 2017/2023 period

Ticker	EPS Excl. Extr. 2016	EPS Excl. Extr. 2023	CAGR Nominal	Inflation	CAGR Real	Name	Market Value (R$ MM)
MELI	10.050	95.285	37.9%	4.9799%	31.4%	MercadoLibre, Inc.	404,805.1
RADL3	0.261	0.637	13.6%	4.9799%	8.2%	Raia Drogasil S.A.	45,722.6
RENT3	0.594	1.561	14.8%	4.9799%	9.4%	Localiza Rent a Car S.A.	55,378.1
PCAR3	-0.267	-0.189	3.7%	4.9799%	-1.2%	Companhia Brasileira De Distribuicao	1,047.5
CRFB3	0.661	-0.377	-192.3%	4.9799%	-187.9%	Atacadão S.A.	24,624.9

We also selected some benchmark companies from the US retail sector, with the following results for the 2017/2023 period.

Ticker	EPS Excl. Extr. 2016	EPS					Market
		Excl. Extr.	CAGR Nominal	Inflation	CAGR Real	Name	Value (USD$
		2023					MM)
COST	5.507	14.683	15.0%	2.3256%	12.4%	Costco Wholesale Corporation	332,547.8
WMT	1.542	2.016	3.9%	2.3256%	1.5%	Walmart Inc.	473,182.1
TGT	5.537	7.875	5.2%	2.3256%	2.8%	Target Corporation	71,691.5
AMZN	0.250	2.953	42.3%	2.3256%	39.1%	Amazon.com, Inc.	1,851,239.1
CRFB3	0.661	-0.377	-192.3%	4.9799%	-187.9%	Atacadão S.A.	24,624.9
(vi)	Earnings per Share (EPS) is objective, based on the financial statements of the Company, which are audited by independent third parties, subject to shareholders’ approval and with no room for any discretionary action from the Board.

Finally, it is important to note that the Executive Partner Program has been conceived taking into consideration the recognized evolution of the Company from a business unit of GPA to a true corporation and the value generated to the shareholders in the last few years, as presented in Exhibit I and Exhibit II, and the Company’s potential to generate robust value to the shareholders in the next 7 years.

2.	The company has presented the approval of the Executive Partner Program outside its annual global remuneration cap. The company has failed to provide a compelling rationale for the approval of a supplementary remuneration limit that would maintain such compensation separate and excluded from the company's annual binding global remuneration cap, which negatively impacts shareholders' ability to hold the board accountable to such executive compensation on an annual basis and does not appear to be consistent with existing market practices in Brazil

The Executive Partner Program, as an extraordinary compensation, will be submitted to shareholders at the Extraordinary Shareholders Meeting.

It shall not be confused with the annual ordinary compensation cap proposed for 2024, which is subject to the Annual General Meeting.

As permitted by Brazilian law, the shareholders will have the ability to vote separately on the (a) annual remuneration cap, at the Annual General Meeting, and (b) Executive Partner Program and its accounting provisions as a complementary cap to the annual cap, at the Extraordinary Shareholders Meeting.

Therefore, the merits of item 2 of the Extraordinary General Meeting should be assessed by the shareholders as an extraordinary item, apart from the Annual General Meeting.

Please find below our responses to the concerns raised above:

(i)	Annual Cap is for the annual ordinary compensation. The annual cap to be approved at the Annual General Meeting refers solely to the ordinary compensation of the management, including the fixed portion, benefits, short-term and long-term incentives.

(ii)	It is not possible to foresee whether the Executive Partner Program will be approved or not. Including the Executive Partner Program’s provisions in the annual compensation cap, to be approved at the Annual General Meeting, would require shareholders to vote on the annual cap already considering the Executive Partner Program as approved, which in our perspective is not the most appropriate way to submit the proposal.

(iii)	Executive Partner Program is a unique and extraordinary compensation, to be granted and paid on top of the ordinary compensation. In order to have a clearer view on the impact of such extraordinary Plan, the accounting provisions were presented separated from the ordinary compensation.

(iv)	If approved, a specific compensation cap for the entire period of program will be considered. A specific complementary cap for the program is being presented, since the program consists of a one-time award and the maximum accounting provisions for the program should be approved by the shareholders at the same time.

(v)	The Board of Directors is accountable for the Executive Partner Program, in the context of the company's overall compensation practices. The plan is objective, auditable, measurable, transparent and construed with no room for any discretionary action from the Board.

(vi)	The segregation of the Executive Partner Program from the annual compensation cap does not limit the shareholders right to hold the Board accountable for the program, since:

a.	Compensation cap for the Executive Partner Program will be approved by shareholders. The total cap for the accounting provisions of the program is presented in pages 66 to 68 of the proxy statement, and is being submitted to shareholders for evaluation and approval.
b.	Full disclosure to shareholders. There will be full visibility of the total accounting provision for the program each year in the Reference Form and in notes to the financial statements.

c.	Mandatory provisions. Once the program is approved, the Board has no interference in the accounting of the program’s provisions, as it will be mandatorily recorded during the vesting period pursuant to accounting rules, limited to the specific compensation cap approved by shareholders.

We genuinely hope that this letter provides you with valuable information for your final voting recommendation. We have attentively listened to the concerns raised by shareholders before releasing the proposal and believe that we have addressed them on a forward-looking basis.

We remain at your disposal should you wish to discuss the matter further in a dedicated call or please email us with any of your questions.

Sincerely,

Sendas Distribuidora S.A.

Exhibit I

Exhibit II

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.